FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N.A.

TABLE OF CONTENTS

Page

Signature	Page 3

Notice of 2009 Annual General Meeting of Shareholders	Exhibit 99.1

Proxy Statement for 2009 Annual General Meeting	Exhibit 99.2

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.3

Form of Voting Instruction Card to Citibank N.A. for Holders of American Depository Shares	Exhibit 99.4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HURRAY! HOLDING CO., LTD.
By:	/s/ Songzuo Xiang
Dr. Songzuo Xiang
Date:	Chief Executive Officer September 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of 2009 Annual General Meeting of Shareholders

99.2	Proxy Statement for 2009 Annual General Meeting

99.3	Form of Proxy Card for Holders of Ordinary Shares

99.4	Form of Voting Instruction Card to Citibank N.A. for Holders of American Depository Shares